Joann Massagli
Certified Public Accountant

6 Hamilton Street
Flemington, New Jersey 08822
Tel/Fax: (908) 788-0624

ACCOUNTANT'S REVIEW REPORT

Hexxco LLC
C/O Douglas Carter
28 Rose Run
Lambertville, NJ 08530

We have reviewed the accompanying financial statements of Hexxco LLC (the company), which comprise the balance sheet as of December 31, 2025 and related statements of income, changes in owner's equity, and cash flows for the period June 6, 2025(inception) through December 31, 2025 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United State of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United State of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Hexxco LLC (the company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has yet to begin full operations and has relied on financing to fund startup activities and these conditions raise uncertainty about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

December 31, 2025

Hexxco LLC
Balance Sheet
12/31/2025

Assets

Current assets:
    Cash and cash equivalents $ 70.16

Total current assets $ 70.16

Liabilities and Stockholders' Equity

Current liabilities:

Owners Equity
    Members contribution $ 6,707.00
Net Income(Loss) $ (6,636.84) $ 70.16

Total liabilities and stockholders' equity $ 70.16

See independent accountant's review report and accompanying notes to the financial statements.


Hexxco LLC

Statement of Income

For the Period June 6, 2025(Inception) to December 31, 2025


Revenue		$ -
Operating Expense		
Legal Fees	6,458.67	
Marketing Expense	178.17	
Total operating expense		6,636.84
Net Income(Loss)		$ (6,636.84)

See independent accountant's review report and accompanying notes to the financial statements.

Hexxco LLC
Statement of Cash Flows
For the Period June 6, 2025(Inception) to December 31, 2025

Cash flows from operating activities:

    Net (loss)   (6,636.84)

Changes in assets and liabilities:

    Net cash provided by operating activities   -

Cash flows from financing activities:
    Net cash from member contributions   6,707.00

Net Increase in cash   70.16

Cash at inception   -

Cash at end   70.16

See independent accountant's review report and accompanying notes to the financial statements.

Hexxco LLC
Statement of Changes in Owner's Equity
For the Year Ended December 31, 2025

Capital - beginning	$ -
Add: Additional Contributions	6,707.00
Total	6,707.00
Less: Net Loss	6,636.84
Capital - ending	$ 70.16

Hexxco LLC
Statement of Changes in Owner Equity
For the Period June 6, 2025(Inception) to December 31, 2025

Douglas M Carter   Ownership and Equity 100% since inception.

There has been no Change in Owners Equity or Percentage of Ownership with a year ending balance of $70.16

Hexxco LLC

Notes to Financial Statements

Year Ending December 31, 2025

1. **Summary of significant accounting policies**

a. Nature of operations

Hexxco is to lead the US transition to hydrogen mobility by producing and delivering clean hydrogen through vertically integrated infrastructure and retail partnerships.

The Company was formed in the State of New Jersey on June 6, 2025.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements cover the period from the Company's inception on June 5, 2025, through December 31, 2025.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America(GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurement

General accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to definitions (liability in an orderly transaction between market participants at the measurement date(exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used

to measure fair value using the following definitions(from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Cash and cash equivalents

Cash consists of deposits held in business checking accounts in the United States.

f. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation (FDIC) insures balances up to $250,000. The Company's cash balance does not exceed FDIC limits.

g. Comprehensive income

The company does not have any comprehensive income items other than net income.

2. Stockholders' equity

The Company's operating agreement. The members of the LLC have contributed funds to start the operations of the Company.

3. **Commitments and contingencies**

   From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. **Going concern**

   These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to begin full operations and has relied on financing to fund startup expenses. These factors and conditions create a doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued.

   Management of the Company has evaluated these conditions and has proposed a plan to raise funds via crowdfunding campaign. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

5. **Subsequent events**

   Management has made the decision to convert the LLC to a C Corporation in the beginning of the New Year.

   As of January 8, 2026 Hexxco LLC has been dissolved and Hexxco Inc a C-Corp (EIN Number 41-3611212) was created, filed with the state of NJ.